
April 8, 2013

Via E-mail
Herbjørn Hansson
Chief Executive Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

>   **Re: Nordic American Tankers Limited**
>   **Registration Statement on Form F-3**
>   **Filed March 21, 2013**
>   **File No. 333-187399**

Dear Mr. Hannson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Warrants, page 28

1. We note that you may issue warrants to purchase "securities of third parties or other rights, including rights to receive payment in . . . securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing." Please remove the offering of those warrants with underlying securities other than that issued by you, or provide us with an example of the disclosure you intend to provide about these securities in connection with such an offering.

Description of Purchase Contracts, page 29

2. We note that you may issue purchase contracts for the purchase of "securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above." Please remove the offering of purchase contracts for securities other than those issued by you, or provide us with an example of the disclosure you intend to provide about these securities in connection with such an offering.

Exhibit 5.1

3. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

4. We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including the following:

- in assumption (d), it is inappropriate to assume that persons signing the Documents have the authority and power to do so;
- in assumption (l), it is inappropriate to assume that the Resolutions have not been rescinded;
- in assumption (m), the assumption that the Company Search and Litigation Search "disclosed all information which is material for the purposes of this opinion" appears overbroad; and
- in assumption (m), the assumption that the information the subject of the Company Search and Litigation Search has not been materially altered appears to be an assumption of facts that are readily ascertainable.

 Please have counsel revise to remove these assumptions or tell us why these assumptions are appropriate and necessary.

5. Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise the first paragraph under "Disclosure" on page 6 and remove the last sentence on page 7 accordingly.

Exhibit 5.2

6. Please have counsel revise its opinion to opine that that Preferred Share Purchase Rights are valid and binding obligations of the company or advise. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19, available on our website.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Gary J. Wolfe, Esq.
Seward & Kissel